October 14, 2009
Submitted Via EDGAR and Federal Express
Cicely LaMothe
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-1090
Re:	Ashford Hospitality Trust
Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Form 10-K/A for the year ended December 31, 2008 filed May 5, 2009
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009
Definitive Proxy Statement filed April 17, 2009
File No. 001-31775
Dear Ms. LaMothe:
     Ashford Hospitality Trust, Inc. (the “Company”) has received the staff’s comment letter dated September 29, 2009 with respect to the reports referenced above. On behalf of the Company, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth in italics and are followed by our response.
Form 10-K for the year ended December 31, 2008
Interest Rate Derivative Transactions, page 4
1.	In future filings, please explain the term “flooridor.” Please tell us how you intend to comply.
     For informational purposes, a “flooridor” is the term for an interest rate derivative which is a combination of two interest rate floors, effective for a specified term. A flooridor is structured such that the purchaser simultaneously buys an interest rate floor at strike X and sells an interest rate floor at a lower strike — strike Y. The purchaser of the flooridor is paid when the underlying index (for example LIBOR) resets below strike X during the term of the flooridor. Unlike a standard floor, the flooridor limits the benefit the purchaser can receive as the index

Ms. Cicely LaMothe
October 14, 2009

falls. Once the underlying index falls below strike Y, the sold floor offsets the purchased floor. There is no liability to the Company other than the purchase price associated with the flooridor. In future annual and quarterly filings in which such disclosure is applicable, the Company will provide this explanation for the term flooridor along with specifics on the interest rate floors associated with any flooridors then held by the Company.
Access to Reports and Other Information, page 11
2.	In future filings, please revise the address for the Securities and Exchange Commission to 100 F Street, N.E. Washington, DC 20549-1090.
     In future filings, the Company will use the correct address for the Securities and Exchange Commission.
Financial Statements and Notes
Note 4 — Investment in Hotel Properties, page 63
3.	Please tell us how you accounted for the asset swap with Hilton Hotels Corporation in December 2007 and disclose to us the value ascribed to the assets exchanged.
     The asset swap with Hilton Hotels Corporation was accounted for as disclosed in Note 21, on page 122 of the Company’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008. Such note also discloses the values ascribed to the assets involved in the exchange. For your reference, the relevant portion of the note is attached hereto as Appendix A.
Note 5 — Receivable, page 65
4.	We note that as of December 31, 2008, there were no loans for which you recorded a provision for possible loan losses. Please tell us how loans that are determined not to be individually impaired under SFAS 114 are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10. In that regard, explain how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.
     In evaluating possible loan impairment at December 31, 2008, the Company analyzed its notes receivable individually and collectively under guidance provided by SFAS 114, Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15; SFAS 5, Accounting for Contingencies; SAB 6L, Financial Reporting Release 28—Accounting for Loan Losses by Registrants Engaged in Lending Activities; and EITF Topic D-80, Application of FASB Statements No. 5 and No. 114 to a Loan Portfolio, Question 10. Based on this analysis, the Company concluded that no loans were individually impaired. The Company then further analyzed the specific characteristics of the loans, based on the guidance in EITF Topic D-80, Question 10, to determine if there would be probable losses in a group of loans with such characteristics.

Ms. Cicely LaMothe
October 14, 2009

     The loans in the Company’s portfolio are collateralized by hotel properties. Some loans are collateralized by single hotel properties and others by hotel portfolios. The hotel properties are in different geographic locations, have different ages and a few of the properties have recently completed significant renovations which have a significant impact on the value of the underlying collateral. The hotel properties include independent and nationally recognized brands in all segments and classes including luxury, economy, extended-stay, full service, and select service. In addition, the Company’s loan assets vary by position in the related borrower’s capital structure, ranging from junior mortgage participations to mezzanine loans. The terms of the Company’s notes or participations were structured based on the different features of the related collateral and the priority in the borrower’s capital structure.
     EITF Topic D-80 Question 10 requires that an individual loan not impaired under SFAS 114 be included in the assessment of the loss in a group of loans only if specific characteristics of the loan indicate that it is probable that there would be an incurred loss in a group of loans with similar characteristics. As loans in the Company’s portfolio have significantly different risk factors and characteristics, such as different maturity terms, different types and classes of collateral, different interest rate structures, and different priority status, the Company concluded that the characteristics of the loans within its portfolio were not sufficiently similar as to allow an evaluation of these loans as a group for possible impairment within the guidance of EITF Topic D-80 Question 10. Given the general economic decline as well as the more precipitous decline in the hotel industry, the Company’s executive officers reassessed the assumptions used and conclusions reached in these analyses and concluded that they were appropriate. As a result, no loss was recorded for the year ended December 31, 2008.
Item 9A. Controls and Procedures, page 87
5.	We note that you filed a 10-K amendment on May 5, 2009, because you did not include disclosure required by Item 5 of Form 10-K and Item 201(d) of Regulation S-K. We note your conclusion that your disclosure controls and procedures are effective. Please advise us how you have reached this conclusion in light of your omission of this disclosure. Please tell us what consideration you have given to management’s current assessment of the effectiveness of your disclosure controls and procedures at December 31, 2008, in light of the omission. Please also tell us what actions the company or management has taken to resolve the problem.
     The applicable substantive information required to be disclosed by Item 201(d) of Regulation S-K was included in Note 16 on page 77 of the Company’s Form 10-K for the year ended December 31, 2008. However, because the information was not presented in the requisite tabular format under the heading “Item 5” in the Form 10-K, the Company chose to amend the Form 10-K to correct those deficiencies. We believe that, as amended, the Item 201(d) disclosure now fully complies with the requisite format and is now in the location that shareholders are most likely to look for such information. While the Company acknowledges that the omission of the tabular format and the location of the information could be deemed inadequate, such deficiencies do not constitute significant deficiencies or material weaknesses in the design or operation of internal controls, especially in light of the fact that the substantive

Ms. Cicely LaMothe
October 14, 2009

information was disclosed elsewhere in the Form 10-K. Therefore, management’s assessment of the effectiveness of the disclosure controls and procedures has not changed. However, to avoid similar situations in future filings, management has instituted an additional level of legal review of all future Exchange Act filings.
Exhibits
6.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of the agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.
     We note Item 601(a)(4) requiring that all material contracts must be filed as an exhibit to Form 10-Q or Form 10-K as applicable, and we further note that, pursuant to Instruction 1, the Company would be permitted to file forms of contracts or other documents when the terms are substantially identical in all material respects with a filed document, provided the Company also files a schedule identifying the omitted documents and the details in which such documents differ from the filed document. The Company respectfully submits that the forms of agreements filed in lieu of executed agreements were, in each instance, identical in all respects to the final executed documents. Thus, no information — material or otherwise — was omitted from the filings other than conformed signatures. The Company is in the process of preparing its Form 10-Q for the quarter ended September 30, 2009 and will include as exhibits, all material contracts that were previously filed as forms and will, in all future filings, file executed agreements rather than forms of such agreements or otherwise fully comply with Item 601(a)(4) by filing the requisite schedule of differences. The additional level of legal review implemented by management as described in response to Item 5 above with respect to all future Exchange Act filings should alleviate similar occurrences in the future.
Definitive Proxy Statement Filed April 17, 2009
Compensation Discussion and Analysis, page 14
Benchmarking, page 16
7.	We note your disclosure that you look at five supplemental peer companies in addition to the six core peer companies you have identified. Please note that you are required to identify all of the companies that compromise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments to your named executive officers fall within targeted parameters with respect to base salary and performance incentives. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.
     The five supplemental peer companies referenced in the proxy statement include Eagle Hospitality Properties Trust Inc., Equity Inns Inc., Highland Hospitality Corp, Hospitality Properties Trust and Winston Hotels Inc. As noted in the disclosure regarding supplemental peer

Ms. Cicely LaMothe
October 14, 2009

companies, the compensation committee has “in the past” reviewed compensation data for these companies for benchmarking purposes. However, four of the five supplemental peer companies have gone private since 2006, and, as a result, the compensation information for these companies is no longer readily available. As noted in the proxy disclosure, the Company engaged Pearl Meyer & Partners, or PM&P, to assist the Company in obtaining additional resources for private market compensation data. PM&P discussed private company compensation data obtained from its proprietary and confidential database with the compensation committee. However, this data was used for reference only, and the compensation committee did not materially rely upon that information in making any compensation decisions. To the extent that any supplemental peer companies are used in a material manner for benchmarking in future years, the Company will disclose all relevant information about such companies.
     As noted in the proxy disclosure, the compensation committee targets total compensation in the top quartile for the public hotel REITs included in the core peer companies. The compensation committee does not target base salary and performance incentives on a separate basis. The proxy also included disclosure that actual total compensation may fall below or rise above the targeted level based on individual performance.
     In 2008, actual total compensation for the named executive officers (including incentives paid in 2009 corresponding to 2008 performance) fell below the targeted level of the top quartile of the core peer group for the reasons explained in the proxy. In all future filings, the Company will disclose where compensation payments to the named executive officers fall within targeted parameters and include an explanation for any compensation outside the targeted percentile range.
Elements of Compensation, page 18
8.	Please explain what you mean by the phrase “rationally expand” in reference to your portfolio. Please tell us how you intend to comply and include this disclosure in future filings.
     The reference to “rationally expand” is used in the context of the performance goals and objectives for executives to receive compensation under the Company’s annual incentive plan. One of the identified goals focuses on Company growth, including “rationally expand[ing] the portfolio of hotel, mezzanine loan and other lodging-related investments in concert with the short- and long-term predictions of hospitality industry performance . . . .” In this context, the term “rationally expand” means to expand the Company’s investment portfolio in a reasonable and sound business manner, giving effect to the current market conditions and economic outlook. Whether or not this goal has been achieved will be based on a subjective, retrospective determination by the compensation committee, giving the compensation committee latitude. Achievement of certain of the specifically listed “other key business objectives” could be evidence that the goal to “rationally expand” the portfolio has been achieved. To the extent that the rational expansion of the Company’s portfolio remains a company objective in future years, the Company will include appropriate disclosure in future filings.

Ms. Cicely LaMothe
October 14, 2009

9.	Please describe the circumstances under which the long-term incentive units will achieve and will not achieve full parity with the common units. Please tell us how you intend to comply and provide this disclosure in future filings.
     Generally stated, subject to satisfaction of the vesting requirements, which are based on continued employment, the long-term incentive partnership units, or LTIP units, will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the partnership at a time when the Company’s stock is trading at some level in excess of $6.26 per share.
     To further explain the ability of the LTIP units to achieve parity with the common units, it is necessary to review the mechanics of the limited partners’ capital accounts. At the time the LTIP units were awarded, the named executive officers made a $0.05 capital contribution per LTIP unit to the Company’s operating partnership, which amount represented the initial capital account balance of such partners with respect to each of their LTIP units. The partnership agreement provides that net capital gains realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the partnership will first be allocated to the LTIP unitholders until the economic capital account balances of such limited partners, to the extent attributable to their ownership of LTIP units, are equal to the capital account balances of a common partnership unit holder holding an equal number of common units. At such point, the LTIP units will have achieved full economic parity with the common units.
     The LTIP unitholders will be entitled to the preferential allocation of gain described above in connection with (i) the actual sale of all or substantially all of the assets of our operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership. A capital account revaluation generally occurs whenever there is an issuance of additional partnership interests or the redemption of partnership interests. If a sale, or deemed sale as a result of a capital account revaluation, occurs at a time when the operating partnership’s assets have sufficiently appreciated, the LTIP units will achieve full economic parity with the common units. However, in the absence of sufficient appreciation in the value of the assets of the operating partnership at the time a sale or deemed sale occurs, full economic parity would not be reached.
     The common unitholders have redemption rights with respect to the common units equal to the value of an equivalent number of shares of common stock (payable in either cash or, at the option of the Company, common stock). Accordingly, the value of a single common unit at any point in time is assumed to be equal to the value of a single share of common stock. As a result of this analysis, the value of the assets of the operating partnership on the date the LTIP units were issued is based on the value of the common stock on that date. The value of the Company’s common stock on the date the LTIP units were issued (March 21, 2008) was $6.26 per share. Thus, pursuant to the terms of the partnership agreement, the LTIP units can only achieve economic parity with the common units upon the occurrence of a sale or deemed sale as a result of a capital account revaluation, on a date on which the price of the Company’s common stock exceeds $6.26 per share. Even then, economic parity will only be achieved to the extent the gains from such event allocated to the LTIP unitholders are sufficient to increase the economic

Ms. Cicely LaMothe
October 14, 2009

capital account balances of the LTIP unitholders (to the extent attributable to their ownership of LTIP units) to the capital account balances of a common partnership unit holder holding an equal number of common units.
     Compliance with the procedures related to the capital accounts of the LTIP unitholders described above are a function of compliance with the terms of the partnership agreement. The Company’s accounting personnel is aware of the terms of the partnership agreement and fully intends to comply with the agreement in all respects.
     The detailed discussion of the capital account adjustments with respect to the LTIP unitholders set forth above is provided in response to the specific SEC comment; however, the Company does not feel that such a detailed explanation is necessary in future filings because the LTIP units are not an ongoing material element to executive compensation. The Company will, however, provide a condensed version of the above description in future filings, specifically stating as follows:
Subject to satisfaction of the vesting requirements, which are based on continued employment, the long-term incentive partnership units, or LTIP units, will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the partnership at a time when the Company’s stock is trading at some level in excess of $6.26 per share. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of our operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership. A capital account revaluation generally occurs whenever there is an issuance of additional partnership interests or the redemption of partnership interests. If a sale, or deemed sale as a result of a capital account revaluation, occurs at a time when the operating partnership’s assets have sufficiently appreciated, the LTIP units will achieve full economic parity with the common units. However, in the absence of sufficient appreciation in the value of the assets of the operating partnership at the time a sale or deemed sale occurs, full economic parity would not be reached. Until and unless such economic parity is reached, the value that an executive will realize for vested LTIP units will be less than the value of an equal number of shares of our common stock.
Grant of Plan-Based Awards, page 26
10.	We note your disclosure that the employment agreements provide for liability insurance coverage, medical and other group welfare plan coverage and fringe benefits. We also note that you have not provided disclosure in the Summary Compensation Table under the column “All Other Compensation” for most of your named executive officers. Please

Ms. Cicely LaMothe
October 14, 2009

advise or revise future filings to provide the disclosure required by Item 402(c)(ix) of Regulation S-K. Please tell us how you intend to comply.
     All benefit plans referenced in the proxy disclosure and included in the named executive officers’ employment agreements are available to all salaried employees of the Company pursuant to plans that do not discriminate, in scope, terms or operation, in favor of executive officers or directors of the Company, with the exception of two benefits made available solely to executive officers (an extensive medical exam conducted at UCLA Medical Center and an additional disability insurance policy). The aggregate compensation related to the two benefits available only to executive officers did not exceed $10,000 for any year presented for any named executive officer. Accordingly, consistent with Item 402(c)(ix)(A), such compensation amounts were not included in the summary compensation table. Further, the Company relied on the last sentence of Regulation S-K, Item 402(c)(6)(ii) in omitting compensation amounts attributable to the other benefits as such benefits were available to all salaried employees pursuant to plans that do not discriminate in scope, terms or operation, in favor of the executive officers. To avoid confusion, in future filings, the Company will disclose that these benefits are available to all salaried employees in lieu of the current reference stating that the benefits are available to all senior executives.
Form 10-Q for the Six Months Ended June 30, 2009
Financial Statements and Notes
Consolidated Statements of Operations, page 4
11.	We note that Net Income reported on your Statements of Operations does not include Loss from continuing operations attributable to redeemable noncontrolling interests in operating partnership. Please tell us how you considered paragraph 29 of SFAS 160. Similarly advise us of whether there is comprehensive income attributable to redeemable non-controlling interests in operating partnership. Finally describe how you comply with the requirements of paragraph 38(c) of SFAS 160 with respect to your redeemable noncontrolling interest in operating partnership.
     In the preparation of the Consolidated Financial Statements for the quarter ended June 30, 2009, the Company followed the guidance provided by paragraph 29 of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. However, due to the redeemable noncontrolling interests in the Company’s operating partnership that do not meet the requirements for equity classification under EITF Topic D-98, Classification and Measurement of Redeemable Securities (the redeemable noncontrolling interests), the Company reported Net Income (Loss) excluding the loss from continuing operations attributable to the redeemable noncontrolling interests. The Company also reported comprehensive income (loss) excluding the loss attributable to the redeemable noncontrolling interests.

Ms. Cicely LaMothe
October 14, 2009

     On September 11, 2009, the Company filed a Form 8-K to update certain portions of the 2008 Form 10-K to reflect the retrospective application of the adoption of SFAS 160 as of January 1, 2009. In that Form 8-K, Net Income and Other Comprehensive Income were reported at the consolidated amounts, which included amounts attributable to the owners of the parent and the redeemable noncontrolling interests. The Form 8-K also included a reconciliation of the net assets attributable to the redeemable noncontrolling interests in the operating partnership in the Statements of Changes in Equity outside the total equity column to comply with paragraph 38(c) of SFAS 160.
     The Company determined that the amounts involved in the misclassification for the six months ended June 30, 2009 were not materially incorrect as the financial statements contained all of the necessary disclosures to the reader that would allow such reader to determine the amounts allocated to both the controlling and noncontrolling interest holders, and the misclassification had no impact on net loss attributable to common stockholders and net loss per share attributable to common stockholders. However, the Company will, in all future filings include income (loss) attributable to redeemable noncontrolling interests in the operating partnership in the calculation of Net Income (Loss) and comprehensive income (loss), in compliance with paragraph 29 of SFAS 160. Further, a reconciliation of the net assets attributable to the redeemable noncontrolling interests in the operating partnership will be included in the Statements of Changes in Equity outside the total equity column to comply with paragraph 38(c) of SFAS 160.
Note 8 — Impairment Charges
Investment in Hotel Properties, page 21
12.	We note that operating cash flows from the Hyatt Regency Dearborn hotel were not anticipated to cover the related costs of the property and as such you recorded an impairment on the property. Tell us and disclose in the MD&A of future filings how you evaluated the other properties securing mortgage loans to ensure that impairment was not required. Please also address how the decline in total revenue impacts your ability to generate sufficient operating cash flows and how that was considered in your impairment analysis of your remaining properties.
     Consistent with the Company’s policy as denoted in Note 2 of Notes to Consolidated Financial Statements of the Company’s Form 10-Q for the period ended June 30, 2009, at the end of the quarter ended June 30, 2009, the Company reviewed its investment in hotel properties for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the properties that showed indicators of impairment, the Company performed a recoverability analysis using the sum of each property’s estimated future undiscounted cash flows compared to the property’s carrying value. The estimates of future cash flows were based on assumptions about the future operating results including disposition of the property. In addition, the cash flow estimation periods used were based on the properties’ remaining useful lives to the Company (holding periods). For properties securing mortgage loans, the assumptions regarding holding periods considered the Company’s ability and intent to

Ms. Cicely LaMothe
October 14, 2009

hold the property to or beyond the maturity of the related indebtedness. This analysis did not identify any other properties with respect to which an impairment loss should be recognized. The Company will provide similar disclosure in the MD&A of future filings.
     Investments in hotel properties are reviewed at the end of each quarter, taking into account the latest operating cash flows and market conditions and their impact on future projections. In analyzing projected hotel properties’ operating cash flows, the Company factored in declining revenue for periods through 2010 and moderate growth thereafter based on revenue per available room, or RevPAR, data from third party sources. In addition, the projected hotel properties’ operating cash flows factored in the Company’s ongoing implementation of asset management strategies to minimize operating costs and implement extensive cost cutting measures. After factoring in the declines in revenue expected by the third party sources and the impact of Company-specific strategies implemented to minimize operating costs, the hotel properties’ estimated future undiscounted cash flows were in excess of the properties’ carrying values. As a result, no impairment other than the impairment related to Hyatt Dearborn was recorded for the six months ended June 30, 2009.
Notes Receivable, pages 21-22
13.	It appears that you evaluated your note receivable portfolio for specific loan impairment under SFAS 114. Please tell us how loans that are determined not to be individually impaired under SFAS 114 are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10. Additionally tell us and confirm that you will include the disclosure required by paragraph 20(c) of SFAS 114 in future filings.
     As noted in the response to comment 4 above, the Company analyzed its notes receivable individually and collectively for possible loan losses under guidance provided by SFAS 114, SAB 6L, and EITF Topic D-80, Question 10. The Company also analyzed specific characteristics of the loans to determine if there would be possible losses in a group of loans with similar characteristics. Due to the fact that each loan in the Company’s portfolio has significantly different risk factors and characteristics, such as different maturity terms, different types and classes of collateral, different interest rate structures, and different priority status, the Company concluded that there would be no reasonable basis to evaluate these loans as a group for possible impairment. For the six months ended June 30, 2009, an allowance for losses based on the results of the individual evaluation under SFAS 114 was recorded.

Ms. Cicely LaMothe
October 14, 2009

     The average recorded investment in the impaired loans and the related interest income recognized for the three and six months ended June 30, 2009 are set forth in the table below. The Company will, in future filings, include similar disclosures in a note to the consolidated financial statements to comply with paragraph 20(c) of SFAS 114.

	Three	Six
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2009	2009
	(in thousands)
Average investment in impaired loans	$106,379	$119,328

Interest income recognized on impaired loans	$674	$4,994

Interest income recognized on impaired loans using cash-basis	$—	$—

     The Company has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated September 29, 2009. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,
/s/ Muriel C. McFarling
Muriel C. McFarling

cc:	Monty Bennett David Brooks David Kimichik Mark Nunneley

Appendix A
Excerpts from Note 21 of the Company’s Form 10-K
for the year ended December 31, 2007
     On December 15, 2007, the Company completed an asset swap with Hilton Hotels Corporation, its partner in two joint ventures which were simultaneously dissolved, whereby the Company surrendered its majority ownership interest in two hotel properties in exchange for the joint venture partner’s minority ownership interest in nine hotel properties. In connection with this asset swap, the Company assumed $41.9 million of debt previously attributable to the joint venture partner’s minority ownership in the nine acquired hotel properties that secured such debt and ceded $109.5 million of debt, of which $80.1 million was attributable to its majority ownership in the two surrendered hotel properties that secured such debt and the remainder attributable to the joint venture partner’s former minority ownership. This asset swap resulted in the following changes in the Company’s ownership structure of the affected hotels:

		Ownership
Hotel Property	Location	Pre-Asset Swap	Post-Asset Swap
Embassy Suites	Arlington, VA	75%	100%
Embassy Suites	Portland, OR	70%	100%
Embassy Suites	Santa Clara, CA	75%	100%
Embassy Suites	Orlando, FL	75%	100%
Doubletree Guest Suites	Arlington, VA	75%	0%
Hilton	Costa Mesa, CA	70%	100%
Hilton	Miami, FL	70%	0%
Hilton	Tucson, AZ	75%	100%
Hilton	Dallas, TX	75%	100%
Hilton	Rye Town, NY	75%	100%
Hilton	Auburn Hills, MI	70%	100%
     In connection with these acquisitions, the accompanying consolidated financial statements include the results of the acquired hotels since the acquisition dates, all purchase prices were the result of arms-length negotiations, no value was assigned to goodwill or other intangible assets aside from those discussed above, and purchase price allocations related to certain acquisitions completed within the last year are preliminary subject to further internal review and third-party appraisals.

     For acquisitions completed during the year ended December 31, 2007, a condensed balance sheet showing the amounts assigned to each major asset or liability caption related to these acquisitions follows (in thousands):

				Finalization
	CNL	MS	Hilton JV’s	of Purchase
	Portfolio	Portfolio	Asset Swap	Accounting	Total
Investment in hotel properties	$2,664,656	$35,707	$41,907	$5,374	$2,747,644
Restricted cash	—	—	—	—	—
Assets held for sale	—	—	(212,929)	(5,501)	(218,430)
Other assets	87,859	378	(6,752)	116	81,601
Intangible assets	13,796	—	514	—	14,310

Total assets acquired	$2,766,311	$36,085	$(177,260)	$(11)	$2,625,125

Indebtedness	$564,778	$—	$(109,458)	$—	455,320
Other liabilities	73,696	123	(3,066)	0	70,753

Total liabilities assumed	638,474	123	(112,524)	0	526,073
Minority interest in consolidated joint ventures	113,516	—	(73,619)	—	39,897
Cash paid, including closing costs	2,014,321	35,962	8,883	(11)	2,059,155

Total cash paid and liabilities assumed	$2,766,311	$36,085	$(177,260)	$(11)	$2,625,125